July 31, 2024

Chew Kwang Yong
Chief Financial Officer
HomesToLife Ltd
6 Raffles Boulevard, #02-01/02
Marina Square, Singapore 039594

       Re: HomesToLife Ltd
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted July 17, 2024
           CIK No. 0002023153
Dear Chew Kwang Yong:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 28, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Use of Proceeds, page 33

1. We note your revised disclosure and response pursuant to comment 4 and reissue in part.
       Please state here, as you noted in your response, that you have not yet identified specific assets or businesses to acquire.
Combined Financial Statements
Combined Statements of Operations, page F-4

2. We read your response to prior comment 13. Please tell us and disclose in a financial statement footnote the nature of the amounts included in the recovery from over-accruals line item and the facts and circumstances resulting in the recovery from over-accruals in each period presented. Also tell us:
           the nature and amounts of the related expenses originally accrued in each period
 July 31, 2024
Page 2

           presented and the statement of operations line item(s) in which the original expenses were included,
             why the recovery from over-accruals were not included in the same line item(s) that the original expenses were included in, if true, and
             the GAAP literature you are relying upon for including the recovery from over-
           accruals in other income, net.

       Please contact Valeria Franks at 202-551-7705 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Jane Tam